Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

03007502

Press Release

www.jardines.com

To: Business Editor

26th February 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
2002 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 74%
- Hongkong Land portfolio facing weak demand
- Holding in Cycle & Carriage increased to over 50%
- Strong recoveries at Dairy Farm and Astra
- Astra strengthened by debt restructuring and rights issue

"The economic outlook for 2003 remains uncertain, and Hongkong Land in particular is likely to experience further declines in earnings as demand remains weak in its core market. Our businesses, however, remain financially strong and by pursuing active development programmes are providing the basis for future profit growth."

Henry Keswick, *Chairman*
26th February 2003

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the highlights above, the Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢9.90 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 8th May 2003, to shareholders on the register of members at the close of business on 14th March 2003. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive.

dlw 3/18

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Strategic Holdings Limited

Preliminary Announcement of Results
For The Year Ended 31st December 2002

The Group's subsidiaries and affiliates performed well in 2002 despite the economic uncertainty that was prevalent throughout much of the year. The principal strategic achievement was the transformation of the Group's interests in Southeast Asia through an increased investment in Cycle & Carriage and the refinancing of its affiliate, Astra.

Results

Jardine Strategic recorded excellent growth in earnings in 2002 with underlying profit increasing 68% to US$232 million. Underlying earnings per share increased by 74% to US¢35.94.

The Company's financial statements are prepared in conformity with International Financial Reporting Standards, which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. In 2002, the negative impact of non-cash movements in valuations, primarily in Hongkong Land, was partly offset by gains from disposals including Dairy Farm's sale of its New Zealand business. The resulting net profit at US$19 million, or US¢2.92 per share, fell well short of underlying earnings, but compared favourably with net loss of US$181 million, or US¢27.21 per share, recorded in 2001 when the result was similarly affected by negative movements in property valuations.

Net asset value per share, based on the market price of the Company's holdings, recorded a modest increase, rising 1% to US$4.95 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which, together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Operating cash flows were strong throughout nearly all our businesses. These were augmented by disciplined management of capital expenditure and working capital, as well as by some well-timed asset disposals.

There was a continued strong recovery across the board at Dairy Farm, including an improvement in its Hong Kong supermarkets. The performance of Cycle & Carriage benefited from significantly increased earnings in Astra, its Indonesian affiliate, which traded well and enjoyed a welcome period of exchange rate stability. Mandarin Oriental, suffering from the poor conditions of the international travel industry, did well to improve its earnings.

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Within Jardine Matheson's directly held interests, Jardine Pacific's diversified mix of business produced a satisfactory overall result, but Jardine Motors Group felt the impact of lower margins in Hong Kong caused by weaker markets and changed trading terms with Mercedes-Benz. Jardine Lloyd Thompson improved its market share and yet again achieved record earnings.

Hongkong Land had the most difficult year of our principal affiliates, experiencing reduced rents and asset values in a Central District property market badly affected by problems in the global financial sector. However, the company managed to contain its profit decline, chiefly by obtaining a good share of new lettings in Hong Kong, and its profit contribution to the Group rose marginally due to Jardine Strategic's increased shareholding.

Corporate Developments

A series of initiatives were undertaken to reshape the Company's interests in Southeast Asia, including a US$137 million Partial Offer for Cycle & Carriage, which increased the Company's holding to over 50%. Jardine Strategic also made a 'chain principle' offer for the minority interests in Cycle & Carriage's 60%-held subsidiary, MCL Land. The acceptances received were subsequently sold to Cycle & Carriage, helping it to increase its stake in MCL Land to 66%.

The Company's Partial Offer for Cycle & Carriage was itself in response to the strategic decision made by Edaran Otomobil Nasional, in which Jardine Strategic has a 19% stake, to focus on its core Malaysian motor retail operations. To help achieve this goal EON decided to divest its 21% shareholding in Cycle & Carriage, part of which Jardine Strategic acquired in the Partial Offer, and to list its banking operation. EON intends to distribute to its shareholders its remaining Cycle & Carriage shares.

The complex financial restructuring necessary to reduce the burden imposed on Astra by its foreign currency debt was successfully achieved. Creditor approval was received in December 2002, and Astra's shareholders subsequently endorsed the proposals, which included a US$158 million equivalent rights issue in January 2003. Cycle & Carriage participated fully in the issue, and used the opportunity to increase its stake in Astra to 34.3%.

The effect of these actions has been to consolidate the Group's interest in Cycle & Carriage, while maintaining its status as one of Singapore's principal listed companies. Cycle & Carriage has, in turn, given full support to the restructuring of Astra's balance sheet, and is well placed to support Astra's development as a major Indonesian company with a potentially outstanding future.

Dairy Farm sold its New Zealand business in June to concentrate on the development of its Asian retail network. In Malaysia, Singapore and Indonesia the company is successfully combining its international retailing skills with an understanding of the needs of the local consumer in the development of its hypermarket format. The company is also expanding

elsewhere in the region. In 2002, Dairy Farm deployed some of its cash surplus in repurchasing 177 million shares, and is now offering to repurchase a further 11% of its share capital by way of a tender offer.

Hongkong Land's new flagship property Chater House was successfully opened in the second half of the year. More recently, the company announced an important upgrading of its Landmark complex, including a new exclusive hotel to be managed by Mandarin Oriental. Mandarin Oriental continued its expansion strategy with major new properties under development in New York, Washington and Tokyo.

Finally, the Group continued its strategy of purchasing or repurchasing shares in Group companies where favourable opportunities presented themselves. The Company now holds 69% of Dairy Farm following that company's 10% share repurchase tender offer, as well as 72% of Mandarin Oriental and 50% of Cycle & Carriage. Jardine Matheson's interest in the Company also rose to 79%. This strategy played a valuable part in enhancing earnings per share.

Prospects
In conclusion, the Chairman, Henry Keswick said, "The economic outlook for 2003 remains uncertain, and Hongkong Land in particular is likely to experience further declines in earnings as demand remains weak in its core market. Our businesses, however, remain financially strong and by pursuing active development programmes are providing the basis for future profit growth."

Operating Review

Jardine Matheson

Jardine Matheson produced a profit performance in 2002 that notably exceeded its expectations at the beginning of the year. Its underlying profit was up 41% to US$253 million in the year ended 31st December 2002, and earnings per share, enhanced by the effect of share repurchases, rose 46% to US¢67.40.

Looking forward, its businesses are trading well and remain in sound financial health. While there may be weaknesses in some sectors in 2003, opportunities for sustained growth will continue to be pursued. Nevertheless, the global economic and political climates remain uncertain and the current year is therefore one in which to temper optimism with caution.

- **Jardine Pacific** did well to increase its underlying net profit in 2002 by 5% to US$81 million as Hong Kong's economy continued in the doldrums and many others within the region similarly weak. The return on average shareholders' funds, excluding non-recurring items, rose to 16%, up from 14% in 2001.

  Of Jardine Pacific's businesses, HACTL benefited from a 20% increase throughput at Hong Kong's airport enabling it to enjoy a record year and produce an underlying profit contribution of US$23 million. Jardine Aviation Services and Jardine Shipping Services both continued to perform well. Gammon Skanska, however, experienced a 31% decline in its order book due to exceptionally low levels of activity in the private building sector, and the outlook for 2003 is also difficult. Jardine Schindler's order intake remained stable, and its maintenance portfolio grew by over 900 units, but Jardine Engineering saw its profit decline. Restaurants did well to maintain its profit at US$8 million in a competitive market, and, in its first full year as an independent company, EastPoint property management produced a good performance.

  Following higher losses recorded at Jardine Logistics the decision was taken to merge the business with that of Hong Kong-listed freight-forwarder, BALtrans, in exchange for a 20% interest in the enlarged business. In further refinements to Jardine Pacific's portfolio, IKEA in Hong Kong and Taiwan was sold to Dairy Farm for US$27 million, producing a profit on sale of US$11 million. The 50% stake in Jardine Salmat was also exchanged for a 4% stake in Salmat Holdings, the Australian joint-venture partner.

- **Jardine Motors Group** achieved an underlying net profit of US$39 million, down 23% following a reduced profit in Hong Kong and additional restructuring costs in the United Kingdom. The net profit of US$19 million reflects the non-cash effect of charges for cumulative exchange translation differences arising from the sale of the group's interests in France and closure costs in India.

In Hong Kong, Zung Fu's sales held up reasonably well in a particularly challenging market, although margins were reduced following a new franchise agreement with DaimlerChrysler. There was a positive contribution from Southern China where the Mercedes-Benz distribution joint-venture increased deliveries and Zung Fu expanded its service centre network.

In the United Kingdom, the Lancaster dealerships produced improved trading results in a strong market, but the overall result suffered from further costs in restructuring the property portfolio and the exit from a shared services business. A resilient luxury car market in the United States produced steady volumes and increased profit in what had been projected to be a difficult year.

In 2003 Jardine Motors Group is to focus on further strengthening the quality of its customer service in Hong Kong, expanding its network in Southern China and improving the performance of its UK operations.

- **Jardine Lloyd Thompson** achieved record profits again in 2002, reflecting a combination of organic growth, new business wins and efficiently managed operations. The harder insurance market conditions also contributed as clients turned to JLT for solutions to their insurance needs. Turnover in 2002 was £388 million, an increase of 11%, and profit before tax, exceptional items and goodwill amortisation grew by 21% to £102 million, based on UK accounting standards.

  In both of the group's main operating areas, Risk & Insurance and Employee Benefits, very creditable results were achieved against the background of demanding operating environments. Risk & Insurance again produced record results for JLT, with new business providing most of the growth impetus; revenue grew by 16% to £314 million. The revenue contribution from Employee Benefits was flat at £75 million due to lower pension review business in the United Kingdom, however, this masked the strong growth in actuarial, consulting and pension administration. Revenue from long-term contracts won in 2002 is beginning to flow, and is expected to show in the results from 2003.

  The significant potential of its two core business sectors, Risk & Insurance and Employee Benefits, provides JLT with the opportunity for continued growth notwithstanding the prevailing uncertain economic and market conditions.

Hongkong Land

Hongkong Land's average rents and occupancy levels were under pressure as demand remained weak, but the company increased its share of leasing transactions in Central as tenants saw good value in its quality locations and buildings. Underlying earnings for 2002 fell by 10% to US$192 million as net rental income fell by 2% and financing charges rose because of the higher levels of net debt.

The group's annual investment property valuation led to a net valuation deficit of US$988 million, which was charged to the profit and loss account under the International Financial Reporting Standards. This was the main factor in the 18% reduction of shareholders' funds to US$4,957 million, which led to a similar decline in net asset value per share to US$2.23.

Despite the downturn in Hong Kong's office sector, the group continues to invest in its core portfolio. Its new property, Chater House, was successfully completed in 2002, and the anchor tenants in both office and retail were operating before the year end. The renovation of its Alexandra House retail podium is under way, and is expected to be complete and substantially let before the end of 2003. Preparations have also begun for a major renovation of the Landmark complex in the heart of Central. Such projects, each of which adds incremental revenue, are designed to maximize the value of the group's prime assets.

In Singapore, construction of the joint-venture development, One Raffles Quay, is well under way, while the wholly-owned One Raffles Link remains fully let and commands a rental premium. Hongkong Land also continues to invest in its residential property business, and progress was made in the construction of Phase I of Central Park in Beijing and of the Belcher's Street site in Hong Kong.

As Hongkong Land's strategy is to focus on its core property businesses, the decision was made to selectively dispose of assets in its infrastructure portfolio over time.

In the near term, rentals and values in the group's core Hong Kong property portfolio will continue to experience downward pressure. However, the medium-term outlook remains favourable with no significant supply in Central from 2004 onwards.

Dairy Farm

Dairy Farm's results achieved a significant improvement from a broadly based increase in earnings despite difficult economic conditions. In 2002, the underlying profit in its continuing operations rose by US$69 million to US$102 million. The result was built on a 7% increase in sales, including associates, to US$4 billion, combined with an overall reduction in the costs.

Dairy Farm has a strong balance sheet and businesses that are well tailored to their individual markets. Its priority is to build its existing operations, with particular emphasis on expanding hypermarkets in Southeast Asia and on the development of businesses in China. To this end, the group sold its subsidiary in New Zealand producing a gain of US$231 million.

The Southeast Asian operations achieved a substantial increase in profit in 2002, largely due to the improved performances in Singapore and Malaysia. Six hypermarkets were opened in Southeast Asia during the year, including the first two in Indonesia. Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an

excellent year, and the performance of Wellcome Hong Kong also improved as the business continued its turnaround.

The expansion of the 7-Eleven network in Guangdong gathered pace, ending the year with 127 outlets, and, in Taiwan, Wellcome increased its stores through acquisition. In December, Dairy Farm entered the South Korean market through a joint-venture to operate health and beauty stores. The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million. Maxim's, the Hong Kong restaurant joint-venture, produced an improved result and continued to expand its successful Starbucks franchise in Hong Kong, Macau and Shenzhen.

Dairy Farm repurchased some 10% of its share capital in 2002 and, in light of its continuing substantial net cash position of US$400 million, is proposing to offer a further return of value to shareholders by way of a tender offer to repurchase some 11% of its shares.

Mandarin Oriental
Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of 2001 as occupancy levels in most of its key markets improved, but average room rates continued to suffer. Against this challenging environment, most of the group's hotels did well to maintain or improve their competitive position in their local market.

The company's consolidated profit before interest and tax for 2002 was US$55 million, an increase of US$15 million. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project. Net profit was US$19 million, compared with US$4 million in the previous year.

The group's hotels that had opened or re-opened over recent years achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, Mandarin Oriental's hotels have established market-leading positions that have been clearly recognized through industry awards.

Mandarin Oriental remains committed to its strategy of consolidating its position as one of the best global luxury hotel groups, and significant progress was made towards completion of its current investment programme. The group's new 251-room hotel in New York is scheduled to open in late 2003, and construction is also under way on its 400-room hotel in Washington D.C. for completion in 2004. Planning for a 171-room hotel in Tokyo is proceeding well with completion scheduled for 2006. The group will also manage a new 118-room niche luxury sector hotel in Hong Kong's Central District from 2005, which will complement the group's existing flagship, Mandarin Oriental, Hong Kong.

The luxury hotel industry continues to face considerable challenges and no early recovery can be expected. At the same time, the pre-opening expenses of the group's two new US hotels will negatively affect its results in 2003. Nevertheless, Mandarin Oriental's investment programme, combined with the effect of an upturn in the economy, will benefit it over the longer-term.

Cycle & Carriage

Cycle & Carriage, now 50.2%-held, achieved a satisfactory result in 2002 despite the generally weak economic environment in the region. In particular, Astra's performance benefited from strong demand and a strengthening of the Indonesian currency. Cycle & Carriage's underlying profit, before exceptional items, rose 57% to S$261 million.

Net profit grew by 92% to S$231 million. The result benefited from a gain recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and deferred tax asset write-offs.

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits, but the agreement reached for DaimlerChrysler to take over the Mercedes-Benz distribution rights from January 2003 will have an adverse impact on future profitability.

The contribution from property, excluding exceptional items, increased from S$14 million to S$40 million. There was a good increase in the earnings of 66%-held MCL Land arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, with particularly strong growth in motor cycles, while its agribusiness grew significantly due to the escalation in crude palm oil prices. In December, Astra's creditors approved the restructuring of its debt, which was followed in January 2003 by a S$280 million rights issue, in which Cycle & Carriage participated to the extent of S$135 million. This, together with market purchases, has enabled it to increase its stake in Astra to 34.3%.

Cycle & Carriage's performance will continue to be influenced in 2003 by the unsettled economic conditions, and the level of its attributable profit will also be affected by the value of the Indonesian Rupiah.

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Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
5,152	**3,806**	2	Revenue	**3,806**	5,152
(3,731)	**(2,710)**		Cost of sales	**(2,709)**	(3,731)
1,421	**1,096**		Gross profit	**1,097**	1,421
71	**108**		Other operating income	**108**	71
(1,109)	**(757)**		Selling and distribution costs	**(757)**	(1,109)
(273)	**(201)**		Administration expenses	**(201)**	(273)
(54)	**(31)**		Other operating expenses	**(31)**	(53)
-	**231**		Net profit on disposal of Woolworths in Dairy Farm	**231**	-
38	**5**		Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
94	**451**	*3*	Operating profit	**452**	95
(100)	**(61)**		Net financing charges	**(61)**	(100)
209	**264**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**312**	241
(88)	**-**	*4*	Impairment of assets in Cycle & Carriage	**-**	(88)
(5)	**(10)**		Decrease in fair value of investment properties	**(419)**	(250)
116	**254**	*5*	Share of results of associates and joint ventures	**(107)**	(97)
110	**644**		Profit/(loss) before tax	**284**	(102)
(74)	**(103)**	*6*	Tax	**(103)**	(75)
36	**541**		Profit/(loss) after tax	**181**	(177)
(4)	**(162)**		Outside interests	**(162)**	(4)
32	**379**	*7*	**Net profit/(loss)**	**19**	(181)
US¢	**US¢**			**US¢**	US¢
4.80	**58.82**	*8*	Earnings/(loss) per share	**2.92**	(27.21)
18.48	**32.88**	*8*	Underlying earnings per share	**35.94**	20.70

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
			Net operating assets		
72	**96**		Goodwill	**96**	72
1,041	**1,095**		Tangible assets	**1,764**	1,692
-	**259**		Investment properties	**259**	-
362	**399**		Leasehold land payments	-	-
1,910	**2,204**		Associates and joint ventures	**3,223**	3,305
499	**253**		Other investments	**253**	499
10	**19**		Deferred tax assets	**19**	10
42	**44**		Pension assets	**44**	42
2	**12**		Other non-current assets	**12**	2
3,938	**4,381**		Non-current assets	**5,670**	5,622
-	**285**		Properties for sale	**285**	-
282	**467**		Stocks	**467**	282
174	**260**		Debtors and prepayments	**260**	174
595	**789**		Bank balances and other liquid funds	**789**	595
1,051	**1,801**		Current assets	**1,801**	1,051
(807)	**(996)**		Creditors and accruals	**(996)**	(807)
(261)	**(427)**		Borrowings	**(427)**	(261)
(17)	**(34)**		Current tax liabilities	**(34)**	(17)
-	**(15)**		Current provisions	**(15)**	-
(1,085)	**(1,472)**		Current liabilities	**(1,472)**	(1,085)
(34)	**329**		Net current assets/(liabilities)	**329**	(34)
(1,277)	**(1,461)**	9	Long-term borrowings	**(1,461)**	(1,277)
(31)	**(36)**		Deferred tax liabilities	**(42)**	(34)
(2)	**(3)**		Pension liabilities	**(3)**	(2)
-	**(11)**		Non-current provisions	**(11)**	-
(5)	**(18)**		Other non-current liabilities	**(18)**	(5)
2,589	**3,181**			**4,464**	4,270
			Capital employed		
53	**52**		Share capital	**52**	53
1,264	**1,224**		Share premium	**1,224**	1,264
1,614	**1,823**		Revenue and other reserves	**2,980**	3,146
(824)	**(854)**		Own shares held	**(854)**	(824)
2,107	**2,245**		Shareholders' funds	**3,402**	3,639
482	**936**		Outside interests	**1,062**	631
2,589	**3,181**			**4,464**	4,270

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
2,377	**2,107**		At 1st January	**3,639**	4,170
			Revaluation of properties		
(5)	**17**		- net revaluation surplus/(deficit)	**3**	(52)
1	**(3)**		- deferred tax	**(4)**	1
			Revaluation of other investments		
(126)	**(46)**		- fair value losses	**(46)**	(126)
(13)	**(133)**		- transfer to consolidated profit and loss account on disposal	**(133)**	(13)
			Net exchange translation differences		
(42)	**74**		- amount arising in year	**74**	(43)
21	**27**		- transfer to consolidated profit and loss account	**27**	21
			Cash flow hedges		
(12)	**(16)**		- fair value losses	**(16)**	(12)
9	**3**		- transfer to consolidated profit and loss account	**3**	9
(167)	**(77)**		Net losses not recognized in consolidated profit and loss account	**(92)**	(215)
32	**379**		Net profit/(loss)	**19**	(181)
(97)	**(94)**	*10*	Dividends	**(94)**	(97)
(10)	**(41)**		Repurchase of shares	**(41)**	(10)
1	**1**		Change in attributable interests	**1**	1
(29)	**(30)**		Increase in own shares held	**(30)**	(29)
2,107	**2,245**		At 31st December	**3,402**	3,639

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Operating activities		
94	**451**		Operating profit	**452**	95
147	**123**		Depreciation and amortisation	**122**	146
(44)	**(301)**		Other non-cash items	**(301)**	(44)
20	**98**		Decrease in working capital	**98**	20
24	**11**		Interest received	**11**	24
(121)	**(75)**		Interest and other financing charges paid	**(75)**	(121)
(18)	**(16)**		Tax paid	**(16)**	(18)
102	**291**			**291**	102
196	**194**		Dividends from associates and joint ventures	**194**	196
298	**485**		Cash flows from operating activities	**485**	298
			Investing activities		
(54)	**(282)**	*12(a)*	Purchase of subsidiary undertakings	**(282)**	(54)
(89)	**(58)**	*12(b)*	Purchase of associates and joint ventures	**(58)**	(89)
(5)	**(2)**		Purchase of other investments	**(2)**	(5)
(142)	**(183)**		Purchase of tangible assets	**(183)**	(142)
54	**276**	*12(c)*	Sale of subsidiary undertakings	**276**	54
4	**10**		Sale of associates and joint ventures	**10**	4
189	**173**	*12(d)*	Sale of other investments	**173**	189
28	**6**		Sale of tangible assets	**6**	28
-	**6**		Sale of investment properties	**6**	-
217	**-**		Disposal of Franklins' assets in Dairy Farm	**-**	217
202	**(54)**		Cash flows from investing activities	**(54)**	202
			Financing activities		
(10)	**(41)**		Repurchase of shares	**(41)**	(10)
3	**6**		Capital contribution from outside shareholders	**6**	3
-	**29**		Grants received	**29**	-
915	**671**		Drawdown of borrowings	**671**	915
(1,380)	**(726)**		Repayment of borrowings	**(726)**	(1,380)
(155)	**(153)**		Dividends paid by the Company	**(153)**	(155)
(5)	**(5)**		Dividends paid to outside shareholders	**(5)**	(5)
(632)	**(219)**		Cash flows from financing activities	**(219)**	(632)
(6)	**5**		Effect of exchange rate changes	**5**	(6)
(138)	**217**		Net increase/(decrease) in cash and cash equivalents	**217**	(138)
708	**570**		Cash and cash equivalents at 1st January	**570**	708
570	**787**		Cash and cash equivalents at 31st December	**787**	570

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 10 to 13 and pages 16 and 17 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. Revenue

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**3,354**	4,924
Mandarin Oriental	**234**	228
Cycle & Carriage	**218**	-
	3,806	5,152

3. Operating Profit

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**72**	30
Mandarin Oriental	**44**	29
Cycle & Carriage	**6**	-
	122	59
Discontinued operations		
- Woolworths in Dairy Farm	**17**	23
- Franklins in Dairy Farm	**-**	(43)
Net profit on disposal of Woolworths in Dairy Farm	**231**	-
Net gain on disposal of Franklins' assets in Dairy Farm	**5**	38
Corporate and other interests	**76**	17
	451	94

4. Impairment of Assets in Cycle & Carriage

In April 2001, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra and concluded that the balance of goodwill arising on the acquisition of this investment was impaired. The impairment loss attributable to the Group, after tax and outside interests, amounted to US$88 million.

5. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
By business:		
Jardine Matheson	**67**	85
Dairy Farm	**34**	34
Hongkong Land	**37**	53
Mandarin Oriental	**10**	9
Cycle & Carriage	**116**	28
	264	209
Impairment of assets in Cycle & Carriage	**-**	(88)
Decrease in fair value of investment properties	**(10)**	(5)
	254	116

6. Tax

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
Company and subsidiary undertakings	**13**	18
Associates and joint ventures	**90**	56
	103	74

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$4 million *(2001: US$4 million)*.

7. Net Profit/(Loss)

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m		Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m
		By business:		
44	**44**	Jardine Matheson	**45**	45
19	**65**	Dairy Farm	**66**	19
72	**70**	Hongkong Land	**88**	85
5	**17**	Mandarin Oriental	**17**	5
20	**49**	Cycle & Carriage	**49**	20
(37)	**(33)**	Corporate and other interests	**(33)**	(37)
123	**212**	Underlying net profit	**232**	137
(5)	**(7)**	Decrease in fair value of investment properties	**(417)**	(251)
(86)	**174**	Other non-recurring items	**204**	(67)
32	**379**	Net profit/(loss)	**19**	(181)

8. Earnings Per Share

Earnings per share are calculated on net profit of US$379 million *(2001: US$32 million)* and on the weighted average number of 644 million *(2001: 665 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$19 million *(2001: net loss of US$181 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

8. Earnings Per Share (continued)

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS **2002 US$m**		Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* **2002 US$m**	Prepared in accordance with IFRS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m
123	**212**	Underlying net profit	**232**	137
		Decrease in fair value of investment properties		
-	**-**	- Hongkong Land	**(407)**	(246)
(5)	**(7)**	- other	**(10)**	(5)
(5)	**(7)**		**(417)**	(251)
		Discontinued operations		
9	**7**	- net profit of Woolworths in Dairy Farm	**7**	9
-	**160**	- net profit on disposal of Woolworths in Dairy Farm	**160**	-
(32)	**-**	- net loss of Franklins in Dairy Farm	**-**	(32)
26	**4**	- net gain on disposal of Franklins' assets in Dairy Farm	**4**	26
3	**171**		**171**	3
		Sale and closure of businesses		
12	**-**	- Jardine Securicor	**-**	12
-	**(6)**	- Cica	**(6)**	-
2	**3**	- other	**3**	2
14	**(3)**		**(3)**	14
		Asset impairment		
(15)	**-**	- Jardine Pacific	**-**	(15)
(30)	**(51)**	- Hongkong Land	**(21)**	(12)
(88)	**-**	- Astra	**-**	(88)
-	**36**	- Edaran Otomobil National	**36**	-
(26)	**-**	- other	**-**	(25)
(159)	**(15)**		**15**	(140)
-	**(15)**	Realisation of exchange losses*	**(15)**	-
-	**(5)**	Revaluation of properties and provision for onerous leases	**(5)**	-
26	**9**	Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**9**	26
29	**32**	Sale of investments	**32**	29
1	**-**	Other non-recurring items	**-**	1
32	**379**	Net profit/(loss)	**19**	(181)

* Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

- more -

9. Long-Term Borrowings

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Dairy Farm	**208**	420
Mandarin Oriental	**491**	451
Cycle & Carriage	**447**	-
Corporate	**801**	725
	1,947	1,596
Less: Mandarin Oriental's convertible bonds held by the Company	**(59)**	(58)
Amount included in current liabilities	**(427)**	(261)
	1,461	1,277

10. Dividends

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share	**105**	106
Interim dividend in respect of 2002 of US¢4.60 *(2001: US¢4.60)* per share	**48**	49
	153	155
Less Company's share of dividends paid on the shares held by an associate	**(59)**	(58)
	94	97

A final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share amounting to a total of US$104 million *(2001: US$105 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$41 million *(2001: US$40 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

11. Corporate Cash Flow and Net Debt

	2002 US$m	2001 US$m
	Prepared in accordance with IFRS	
Dividends receivable		
Subsidiary undertakings	**10**	7
Associates	**170**	168
Other holdings	**12**	12
	192	187
Less: taken in scrip	**(6)**	(5)
	186	182
Other operating cash flows	**(45)**	(47)
Cash flows from operating activities	**141**	135
Investing activities		
Purchase of subsidiary undertakings	**(158)**	(41)
Purchase of associates and other investments	**(5)**	(62)
Sale of other investments	**173**	189
Cash flows from investing activities	**10**	86
Financing activities		
Repurchase of shares	**(41)**	(10)
Dividends paid by the Company	**(153)**	(155)
Dividends paid to outside shareholders	**(1)**	-
Cash flows from financing activities	**(195)**	(165)
Effect of exchange rate changes	**(3)**	-
Net (increase)/decrease in net debt	**(47)**	56
Net debt at 1st January	**(720)**	(776)
Net debt at 31st December	**(767)**	(720)
Represented by:		
Bank balances and other liquid funds	**34**	5
6.375% Guaranteed Bonds due 2011	**(295)**	(295)
Other long-term borrowings	**(506)**	(430)
	(767)	(720)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

12. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	2002 US$m	2001 US$m
	Prepared in accordance with IFRS	
Tangible assets	**74**	-
Investment properties	**262**	-
Leasehold land payments	**11**	-
Associates and joint ventures	**357**	-
Deferred tax assets	**3**	-
Other non-current assets	**13**	-
Current assets	**651**	-
Current liabilities	**(232)**	-
Long-term borrowings	**(364)**	-
Deferred tax liabilities	**(5)**	-
Non-current provisions	**(11)**	-
Other non-current liabilities	**(7)**	-
Outside interests	**(184)**	-
Fair value at acquisition	**568**	-
Adjustment for outside interests	**(276)**	3
Share of fair value at acquisition	**292**	3
Goodwill attributable to subsidiary undertakings	**33**	6
Total consideration	**325**	9
Adjustment for deferred consideration, and carrying value of associates and joint ventures	**(164)**	-
Cash and cash equivalents of subsidiary undertakings acquired	**(36)**	-
Net cash outflow	**125**	9
Payment of deferred consideration	**-**	4
Purchase of shares in Dairy Farm	**135**	24
Purchase of shares in Mandarin Oriental	**22**	17
	282	54

Net cash outflow in 2002 of US$125 million included the Company's acquisition of a further 21% interest in Cycle & Carriage of US$101 million, increasing its holding to 50.2%.

(b) Purchase of associates and joint ventures in 2002 included investment in Mandarin Oriental, New York of US$47 million, and the Company's increased interest in Hongkong Land of US$5 million. Purchase of associates and joint ventures in 2001 included the Company's increased interests in Hongkong Land of US$50 million and Cycle & Carriage of US$11 million.

12. Notes to Consolidated Cash Flow Statement (continued)

	Prepared in accordance with IFRS	
(c) Sale of subsidiary undertakings	**2002 US$m**	2001 US$m
Goodwill	**-**	1
Tangible assets	**101**	4
Deferred tax assets	**5**	-
Pension assets	**-**	2
Current assets	**62**	70
Current liabilities	**(63)**	(39)
Long-term borrowings	**(49)**	-
Deferred tax liabilities	**-**	(1)
Net assets disposed of	**56**	37
Cumulative exchange translation differences	**(2)**	-
Profit on disposal	**231**	17
Sale proceeds	**285**	54
Cash and cash equivalents of subsidiary undertakings disposed of	**(9)**	-
Net cash inflow	**276**	54

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

(d) Sale of other investments in 2002 related to the Company's sale of an investment. Sale of other investments in 2001 included the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

13. Market Value Basis Net Assets

Net assets based on the market price of the Company's holdings:

	2002	2001
	US$m	US$m
Jardine Matheson	**860**	775
Dairy Farm	**978**	669
Hongkong Land	**1,263**	1,723
Mandarin Oriental	**383**	291
Cycle & Carriage	**238**	115
Other holdings	**221**	345
Corporate	**(833)**	(724)
	3,110	3,194
	US$	US$
Net assets per share	**4.95**	**4.88**

The final dividend of US¢9.90 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 8th May 2003, to shareholders on the register of members at the close of business on 14th March 2003. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2002 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

Jardine Strategic is a holding company that takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Group. Its principal attributable interests are in Jardine Matheson (51%), Dairy Farm (69%), Hongkong Land (41%), Mandarin Oriental (72%) and Cycle & Carriage (50%).

The primary share listing of the parent company, Jardine Strategic Holdings Limited, is in London, with secondary listings in Singapore and in Bermuda. The Company is incorporated in Bermuda and its interests are managed from Hong Kong by Jardine Matheson Limited.